Ex.99.(d)(15)

February 28, 2019

Harding, Loevner Funds, Inc.

c/o Harding Loevner LP

400 Crossing Boulevard

Bridgewater, NJ 08807

Re:	Reduction of Advisory Fee – International Equity Research Portfolio

Dear Sir or Madam:

Reference is made to the Investment Advisory Agreement by and between Harding, Loevner Funds, Inc., a Maryland corporation (the “Fund”), on behalf of the International Equity Research Portfolio (the “Portfolio”) and Harding Loevner LP, a Delaware limited partnership (the “Adviser”), dated December 17, 2015 (the “Investment Advisory Agreement”).

Pursuant to the Investment Advisory Agreement, the Fund pays an investment advisory fee to the Adviser at an annual rate of 0.75% of the Portfolio’s average daily net assets, as set forth in Section 4 of such agreement (the “Advisory Fee”).

This letter hereby modifies the Advisory Fee set forth in Section 4 of the Investment Advisory Agreement to an annual rate of 0.70% of the Portfolio’s average daily net assets. All other provisions of the Advisory Agreement shall remain in full force and effect.

Please confirm your understanding of and agreement with the subject matter herein by returning an originally executed copy of this letter agreement to the address first written above.

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Ex.99.(d)(15)

Very truly yours,

HARDING LOEVNER LP

By:	/s/ David R. Loevner
Name:	David R. Loevner
Title:	Chief Executive Officer

ACKNOWLEDGED AND AGREED

HARDING, LOEVNER FUNDS, INC.

By:	/s/ Richard T. Reiter
Name:	Richard T. Reiter
Title:	President